Exhibit 99.2

AT1 coupon preliminary payment capacity

2016 AT1 payment capacity

2017 AT1 payment capacity



In EUR bn
Distributable profit (preliminary unaudited)
Free revenue reserves
Interest amount 2015 / 2016(1)
~1.0
~0.1
~0.1
~0.9
~0.35
In EUR bn
~0.8
~1.6
~1.9
~4.3
2016 AT1 payment capacity
30 April 2016 AT1 coupon
Interest expense2016 (1)
HXB sale impact(3)
Remaining HGB 340e/g reserves
Pro-forma payment capacity

Main drivers

2016 AT1 preliminary payment capacity

- 2016 AT1 payment capacity of EUR~1,0bn sufficient to pay EUR~350mn of AT1 coupons on 30 April 2016
- Net distributable profit of EUR~0.1bn includes impairments of subsidiaries and litigation charges offset by use of EUR~1.1bn of available HGB reserves
- Free revenue reserves after dividend blocking items[2] amount to EUR~0.1bn. Blocking items increase mainly due to higher self developed intangible assets.

2017 AT1 payment capacity

- Interest expense add-back of EUR~0.8bn
- Completion of sale of 19.99% stake in Hua Xia Bank should add a further EUR~1.6bn to future AT1 payment capacity[3]
- Further HGB 340e/g reserves of EUR~1.9bn available to offset future losses
- Final AT1 payment capacity will depend on operational results and movements in other reserves

Legacy Tier 1

- Legacy Tier 1 coupons supported in 2016 by pusher events including 2015 common dividend payment and redemption of legacy Tier 1 instruments (e.g. $800m called on 19-Jan-2016)

Note: Figures may not add up due to rounding differences. Based on preliminary results, which are subject to change
(1) Aggregated interest expense relating to Distributions on Tier 1 instruments
(2) According to section 268 (8) HGB
(3) Based on current FX rates

Deutsche Bank
Investor Relations

FY2015 results
8 February 2016

financial transparency.

1

This presentation contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our revenues and in which we hold a substantial portion of our assets, the development of asset prices and market volatility, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of 20 March 2015 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.db.com/ir. Cautionary statements